January 6, 2006

BY OVERNIGHT MAIL

Robb Lamont

Senior Counsel

Filing Room
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Empire Fidelity Investments Life Insurance Company

Empire Fidelity Investments Variable Annuity Account A

Initial Filing to the Registration Statement on Form N-4

File No. 811-06388

Dear Mr. Lamont:

The undersigned registrant and principal underwriter hereby respectfully request acceleration of the effective date of the above-captioned initial filing to the registration statement on Form N-4 to February 10, 2006, or as soon thereafter as reasonably practicable.

Empire Fidelity Investments Variable Annuity Account A

Registrant

Empire Fidelity Investments Life Insurance Company

Depositor

By:	/s/Jon J. Skillman*
Name:	Jon J. Skillman
Title:	President

*By:	/s/ David J. Pearlman
Name:	David J. Pearlman
Title:	Attorney-in-Fact

Fidelity Brokerage Services LLC.
Principal Underwriter
By:	/s/Jeffrey R. Larsen
Name:	Jeffrey R. Larsen
Title:	Secretary